Exhibit 99.1

Aurora Cannabis Announces the Alberta Securities Commission has dismissed Curaleaf's Application and ruled in favour of the Company's At-the-Market Program

NASDAQ | TSX: ACB

  Alberta Securities Commission dismisses Curaleaf's application concerning Aurora's ATM program.
  Curaleaf's unsuccessful application before the Alberta Securities Commission confirms Aurora's ATM program is compliant with Securities laws.
  The company reaffirms the last day Aurora used the ATM was August 18, 2026 and has not been used during the Hostile Bid process.
  Shareholders are urged to REJECT the revised Hostile Bid by TAKING NO ACTION.

EDMONTON, AB, Oct. 26, 2026 /CNW/ -- Aurora Cannabis Inc. ("Aurora" or the "Company") (NASDAQ: ACB) (TSX: ACB), the Canadian-based leading global medical cannabis company, today shared that the application made by Curaleaf Holdings, Inc. ("Curaleaf") (TSX: CURA) (OTCQX: CURLF) to halt Aurora's at-the-market ("ATM") program was dismissed by the Alberta Securities Commission.

This positive result supports Aurora's view that Curaleaf's actions were simply to distract shareholders from the fundamental issue before them: Curaleaf's hostile bid significantly undervalues Aurora and seeks to acquire Aurora's cash, unique EU-GMP assets, global growth platform and future upside at a discount.

"Aurora's ATM program was publicly disclosed well before the Hostile Bid and was established to support legitimate accretive and strategic opportunities," said Miguel Martin, Executive Chairman and Chief Executive Officer of Aurora. "We believe this unsuccessful application distracts from the fundamental shortcomings of Curaleaf's revised Hostile Bid."

"Shareholders should remain focused on the central issue: Curaleaf's revised Hostile Bid is inadequate and does not reflect Aurora's value or future potential. The Board remains focused on maximizing value for Aurora shareholders and continues to unanimously recommend that they REJECT the revised Hostile Bid and TAKE NO ACTION while all available strategic alternatives are considered," concluded Mr. Martin.

Aurora publicly announced the ATM program in February 2026, more than six months before Curaleaf launched its Hostile Bid. The program was established to provide Aurora with flexibility to pursue strategic and accretive opportunities, including increased cultivation capacity and M&A opportunities.

On October 14, Aurora's Board of Directors filed a notice of change to Directors' Circular which UNANIMOUSLY recommended that shareholders REJECT Curaleaf's revised Hostile Bid by simply TAKING NO ACTION and NOT TENDERING their shares.

The board UNANIMOUSLY recommends that any Aurora shareholders who have tendered their shares to the hostile bid WITHDRAW those shares.

A Notice of Change to Directors' Circular (the "Notice of Change") providing the full details concerning the Board's recommendation, including the reasons to REJECT the revised Hostile Bid and additional details in respect of the ongoing strategic alternatives process, is available on the Company's special website at www.ProtectAurora.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Shareholder Assistance

Shareholders with questions about the hostile bid or who would like to receive ongoing updates may contact Kingsdale Advisors, Aurora's strategic advisor and information agent.

  Toll-Free (within North America): 1-800-749-9052
  Call or Text: 416-623-4172
  Email: contactus@kingsdaleadvisors.com
  Visit www.ProtectAurora.com

About Aurora Cannabis

Aurora is a global leader in medical cannabis, dedicated to improving lives through scientific expertise, proven performance, and a deep commitment to patient care. Aurora serves medical markets across Canada, Europe, Australia, and New Zealand with a portfolio of trusted, leading brands including Aurora®, MedReleaf®, Pedanios®, IndiMed™, San Raf®, and Whistler Medical Marijuana Corporation®. With world-class GMP-certified manufacturing facilities in Canada and Germany, and a team of industry-leading professionals, Aurora continues to expand its global footprint and deliver consistent, high-quality cannabis products with the purpose of Opening the World to Cannabis™.

Learn more at www.auroramj.com and follow us on X and LinkedIn.

Aurora's common shares trade on the NASDAQ and TSX under the symbol "ACB".

Aurora has filed a Solicitation/Recommendation Statement on Schedule 14D-9F with the U.S. Securities and Exchange Commission (the "SEC"), which includes a Director's Circular, dated September 1, 2026 as amended by the Notice of Change. Investors are urged to read this document and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, when they become available, before making any investment decision with respect to the hostile bid.  The hostile bid is made for the securities of a Canadian issuer and while the hostile bid is subject to disclosure requirements of Canada, investors should be aware that these requirements are different from those of the United States. The enforcement by investors of civil liabilities under the U.S. federal securities laws may be affected adversely by the fact that the issuer is located in Canada, and that some or all of its officers and directors are residents of Canada.

Forward Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities laws ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this news release include, but are not limited to, statements and information about the intended use of proceeds for the ATM Program; and statements regarding the Hostile Bid, the Board's recommendation to reject the Hostile Bid and the Company's ability to maximize shareholder value, including through other strategic alternatives.

These forward-looking statements are only predictions. Forward-looking information or statements contained in this news release have been developed based on the Company and its management's good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company's business and operations in the future. Forward-looking information and statements are not a guarantee of future performance and are based upon a number of estimates and assumptions of management at the date the statements are made including, among other things, assumptions about: development costs remaining consistent with budgets; the ability to manage anticipated and unanticipated costs; access to favorable equity and debt capital markets; the ability to raise sufficient capital to advance the business of the Company; favorable operating and economic conditions; political and regulatory stability; obtaining and maintaining all required licenses and permits; receipt of governmental approvals and permits; sustained labour stability; stability in financial and capital goods markets; favorable production levels and costs from the Company's operations; the pricing of various cannabis products; the level of demand for cannabis products; the availability of third-party service providers and other inputs for the Company's operations; and the Company's ability to conduct operations in a safe, efficient, and effective manner. The Company does not give any assurance that the assumptions on which forward-looking information or statements are based will prove to be correct, or that the Company's business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company's control. Such forward-looking statements are estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the availability of additional capital to complete construction projects and facilities improvements, the risk of successful integration of acquired business and operations, management's estimation that SG&A will grow only in proportion to revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crisis, and other risks as set out under the heading "Risk Factors" in the Company's annual information form dated June 10, 2026 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR+ at www.sedarplus.ca and filed with and available on the SEC's website at www.sec.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities laws.

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., Investor Relations, aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 08:47e 26-OCT-26